UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

(Final Amendment)

Green Mountain Coffee Roasters, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

393122106
(CUSIP Number)

Luigi Lavazza S.p.A.
Corso Novara, 59
10154 Torino, Italy
Fax: +39-011-239-8635
Attention: Simona Musso, General Counsel

With a copy to:

William A. Groll, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393122106	13D

1	NAMES OF REPORTING PERSONS Luigi Lavazza S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5.)
	8	SHARED VOTING POWER 7,724,991 (See Item 5.)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5.)
	10	SHARED DISPOSITIVE POWER 7,724,991 (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,724,991 (See Item 5.)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (See Item 5.)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 393122106	13D

1	NAMES OF REPORTING PERSONS Alberto Lavazza S.a.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5.)
	8	SHARED VOTING POWER 7,724,991 (See Item 5.)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5.)
	10	SHARED DISPOSITIVE POWER 7,724,991 (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,724,991 (See Item 5.)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (See Item 5.)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 393122106	13D

1	NAMES OF REPORTING PERSONS Emilio Lavazza S.a.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5.)
	8	SHARED VOTING POWER 7,724,991 (See Item 5.)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5.)
	10	SHARED DISPOSITIVE POWER 7,724,991 (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,724,991 (See Item 5.)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (See Item 5.)
14	TYPE OF REPORTING PERSON OO

Preamble

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed by Luigi Lavazza S.p.A. (“Lavazza”), Alberto Lavazza S.a.p.A. and Emilio Lavazza S.a.p.A. (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on October 8, 2010, as previously amended (the “Schedule 13D”), relating to shares of common stock, $0.10 par value per share (“Common Stock”), of Green Mountain Coffee Roasters, Inc. (the “Issuer”).  Capitalized terms used herein but not defined herein have the meanings ascribed to them in the Schedule 13D.  As described herein, the Reporting Persons no longer have beneficial ownership of in excess of 5% of the Common Stock and, accordingly, this Amendment constitutes the final amendment to the Schedule 13D.

Items 4-5 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 4.	Purpose of Transaction

As previously disclosed, Lavazza intended to sell approximately 790,000 additional shares of Common Stock in order to reduce its holdings to a level below 5%.  On February 24, 2012, Lavazza sold 788,761 shares of Common Stock in open market transactions, and as a result now holds below 5%.  Lavazza does not currently intend to sell any additional shares.  Lavazza has not determined whether it will seek to enter into a Hedge Transaction.  Lavazza intends to continue to review its investment and market conditions generally and for shares of Common Stock in particular and may, subject to the Issuer’s trading window policies and the terms of the SPA and the Second Amendment, determine to enter into a Hedge Transaction or, in the future, purchase or sell additional shares of Common Stock.  Consistent with its continuing intention to maintain a long-term relationship with the Issuer, Lavazza currently intends to continue to hold all or a significant part of its current investment, subject to the terms of the SPA and the Second Amendment, including any lock-up for an Additional Restricted Period as described above.

Except as described herein, the Reporting Persons have no present plan or proposal that relates to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a-c)
On February 24, 2012, Lavazza sold an aggregate of 788,761 shares of Common Stock for an aggregate price of $52,797,621.76 in open market transactions on Nasdaq.  Attached as Annex A to this Amendment is a table setting forth certain information with respect to the sale transactions effected on February 24, 2012.  As a result of such sales, as of the date hereof, Lavazza holds, and has beneficial ownership of, an aggregate of 7,724,991 shares.  As a result of their collective control of Lavazza, the Lavazza Shareholders may be deemed to share beneficial ownership of the shares held by Lavazza.  The 7,724,991 shares of Common Stock so beneficially owned represent approximately 4.99% of the currently outstanding Common Stock (based on the 154,854,811 shares of Common Stock reported by the Issuer to be outstanding as of January 26, 2012 in its Schedule 14A filed with the SEC on February 2, 2012).  Subject to the limitations on voting and disposition described in the Schedule 13D, Lavazza and the Lavazza Shareholders may be deemed to share the power to vote and to dispose the shares of Common Stock reported herein.

(e)	February 24, 2012

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 27, 2012

LUIGI LAVAZZA S.P.A.

By:   /s/ Alberto Lavazza
Title:  Chariman of the Board

ALBERTO LAVAZZA S.A.P.A.

By:   /s/ Alberto Lavazza
Title:  Personally Responsible Partner

EMILIO LAVAZZA S.A.P.A.

By:   /s/ Giuseppe Lavazza
Title:  Personally Responsible Partner

Annex A

Sales of Common Stock on February 24, 2012

Set forth below is information regarding the sales of Common Stock by Lavazza on February 24, 2012.  These sales were effected as multiple open market sales executed by a broker-dealer on Lavazza’s behalf.  In accordance with SEC guidance, the sale transactions are aggregated within price ranges for purposes of calculating the weighted average sale price for each range.

Date	Number of Shares	Weighted Average Price per Share
2/24/12	22,248	$68.01271
2/24/12	413,113	$67.09452
2/24/12	353,400	$66.75583

The Reporting Persons will provide to the staff of the SEC, upon request, information regarding the number of shares sold at each separate price on February 24, 2012.

1 Represents shares sold at prices ranging from $68.00 to $68.17 per share.

2 Represents shares sold at prices ranging from $67.00 to $67.60 per share.

3 Represents shares sold at prices ranging from $66.11 to $66.9975 per share.